Filed Pursuant to Rule 424(b)(3)

Registration No. 333-265024

PROSPECTUS SUPPLEMENT NO. 1

(TO PROSPECTUS DATED JUNE 17, 2022)

1,500,000 Units Consisting of Shares of Common Stock and Warrants

Heart Test Laboratories, Inc.

This prospectus supplement updates and supplements the prospectus dated June 17, 2022 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1, as amended (Registration No. 333-265024). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 18, 2022 (the “Current Report on Form 8-K”). Accordingly, we have attached the Current Report on Form 8-K to this prospectus supplement.

You should read this prospectus supplement in conjunction with the Prospectus, including any amendments or supplements to it. This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with, the Prospectus, including any amendments or supplements to it. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information provided by this prospectus supplement supersedes information contained in the Prospectus. You should not assume that the information provided in this prospectus supplement, the Prospectus or any prior prospectus supplement is accurate as of any date other than their respective dates. Neither the delivery of this prospectus supplement, the Prospectus, or any prior prospectus supplement, nor any sale made hereunder or thereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date of this prospectus supplement, or that the information contained in this prospectus supplement, the Prospectus or any prior prospectus supplement is correct as of any time after the date of that information.

Our Common Stock and Warrants are listed on The Nasdaq Stock Market LLC under the symbols “HSCS” and “HSCSW,” respectively. On July 15, 2022, the closing price of our Common Stock was $1.30 and the closing price for our Warrants was $0.35.

See the section entitled “Risk Factors” beginning on page 20 of the Prospectus, as updated and supplemented by the section entitled “Risk Factors” and under similar headings in any amendments or supplements to the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 18, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 12, 2022

HEART TEST LABORATORIES, INC.

(Exact name of registrant as specified in its charter)

Texas	001-41422	26-1344466
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

550 Reserve St, Suite 360 Southlake, Texas		76092
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s telephone number, including area code: 682-237-7781

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre -commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	HSCS	The Nasdaq Stock Market LLC
Warrants	HSCSW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

Item 3.02 Unregistered Sales of Equity Securities

Effective as of July 12, 2022 (the “Issuance Date”), Heart Test Laboratories, Inc. (the “Company”) issued an aggregate of 188,217 shares (the “Conversion Shares”) of its common stock, par value $0.001 per share (“Common Stock”), without the payment of additional consideration, upon the conversion of 49,176 shares of the Company’s Series C convertible preferred stock, par value $0.001 per share (the “Series C Preferred Stock”), by a holder. The shares of Series C Preferred Stock, which have a liquidation preference to the shares of the Company’s Common Stock, were issued from April 2019 to October 2020 to accredited investors.

The holders of the Series C Preferred Stock have the right to convert their Series C Preferred Stock to Common Stock at any time, subject to certain mandatory conversion events, until the liquidation, dissolution or winding up of the Company. As a result of the Company’s initial public offering of 1,500,000 units, each consisting of one share of Common Stock and one warrant of the Company (the “Warrants”) entitling the holder to purchase one share of Common Stock at an exercise price of $4.25 per share of Common Stock and the underwriter’s exercise of its over-allotment option, in part, to purchase Warrants to purchase an additional 225,000 shares of Common Stock, which closed on June 17, 2022, each share of Series C Preferred Stock was convertible into approximately 3.8274 shares of Common Stock as of the Issuance Date. The holder is the first holder of Series C Preferred Stock to elect to convert his shares of Series C Preferred Stock to Common Stock. Other holders of Series C Preferred Stock may elect to convert their shares in the future. As of the Issuance Date after issuance of the Conversion Shares, (i) the total number of issued and outstanding shares of Series C Preferred Stock was 414,089, (ii) the total number of issued and outstanding shares of Common Stock was 8,230,547 and (iii) the remaining shares of Series C Preferred Stock may be converted into a total of 1,584,857 shares of Common Stock.

The Conversion Shares were issued in reliance on the exemption from registration provided by Section 4(a)(2) and/or Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”). In accordance with Section 3(a)(9) of the Securities Act, the securities were exchanged by the Company with its existing security holder in a transaction where no commission or other remuneration was paid or given directly or indirectly for soliciting such exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HEART TEST LABORATORIES, Inc.

Dated: July 18, 2022	By:	/s/ Andrew Simpson
Andrew Simpson
Chairman of the Board, President and Chief Executive Officer